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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                         OF SMALL BUSINESS ISSUERS Under
           Section 12(b) or (g) of The Securities Exchange Act of 1934


                               Barclay Road, Inc.
                 -----------------------------------------------
                 (Name of Small Business Issuer in its charter)


                  Wyoming                                     20-5571215
(State or other jurisdiction of incorporation)         (I.R.S. Employer ID No.)


           5005 Jean Talon Blvd. Suite 200 Montreal, Quebec CA H3S1G2
           ----------------------------------------------------------
                    (Address of principal executive offices)


                                  514-807-5245
                     --------------------------------------
                           (Issuer's telephone number)


           Securities to be registered under Section 12(b) of the Act:

                                      None

           Securities to be registered under Section 12(g) of the Act:

                           Common Stock, no par value


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PART I
Item 1. DESCRIPTION OF BUSINESS.

History

Barclay Road, Inc., ("we," "us," "our," "BARCLAY ROAD" "BCYR", the "Company"), was incorporated under the laws of the State of Wyoming on September 18, 2006.

The company is made up of a merger between the legendary publishing company Lifetime Books (a Florida corporation) and Barclay Road, Inc with Barclay Road, Inc. as the surviving corporation. It will run the www.barclayroad.com company site and the publishing company, which has assets that include nearly 1500 books from hundreds of authors. The company will move into the digital world with its works as well as making these tools available to other publishers. Barclay Road will also look towards publishing periodicals, magazines and newsletters.

On November 2, 2006, Lifetime Books, Inc. filed a merger statement with the State of Wyoming, which duly accepted the merger. The merger included all assets of Lifetime Books, Inc.

Business Overview

Barclay Road, Inc. engages in publishing and selling books, newsletters and magazines. All published products will bear the name and logo of our imprint, Lifetime Books.

BARCLAY ROAD was established to take full advantage of the business opportunities around the Internet revolution and the convergence of the Internet. We are in the early stages of development for this project, but a beta website is currently in place now.
Lifetime Books is a publishing imprint with more than 1500 titles and was established in 1943. A true bricks and mortar company, Lifetime Books purchases or licenses manuscripts from an author or from other publishers, and then prints and sells them through bookstores such as Barnes and Noble and Amazon.com.

Barclay Road will bring the company and its books through the full convergence of software and the Internet by making these books available as CD Rom titles, e-Books, Ipod books, etc.

Other revenue streams including licensing foreign rights of our books as well as movie and TV rights. Foreign rights are expected to be a great income source for us since many of our titles and authors are highly sought after.

To this end, Barclay Road will also add the dimension of streaming the movies and books over the Internet.


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Imagine a world in which watching television was fully interactive, where every home was equipped with Internet access combined with the benefits of television viewing. At Barclay Road, Inc. we have available, public domain software that makes this dream a reality. Microsoft has a video streaming software, which creates a TV viewing experience where broadcasting information is provided along with your regular television programming. You can not only watch your favorite show, but also get in depth articles and links to related sites and chat with other people watching the same program. You will also have access to television programs from around the world, something your cable company cannot provide. Also, imagine being able to click on specific products on your monitor that will take you directly to a page where you can purchase that product without missing a minute of your show.

More and more media companies are looking to the Web and television to complement each other, unveiling special online perks and promotions that are aimed at bolstering TV viewer ship along with drawing new eyeballs to the Web. The Internet is fast moving from its text-based origins beyond graphic enhancements and into streaming audio and video services. The growing interactivity of computers and televisions, in combination with the development of the Internet and higher bandwidth connections, is setting the stage for impressive growth in the Internet broadcasting markets.

The Internet, Telephone, TV, Cable and radio are all becoming ONE. The idea is that you will need just one box of machinery, which will be your computer of course, and you use this computer to watch TV, listen to your favorite radio station, call your friends or family on it and do pretty much everything on it!

In 1985 it took six fibers in a fiber-optic line to carry a single TV broadcast of a football game. Today one fiber can handle 700 broadcasts. Over the next three years new data communications networks with astounding capabilities will be turned on. Four companies- Qwest, Level 3, ITXC and Williams Communications - are building the equivalent of 80 AT&T's in the USA. These Networks would be able to carry Internet, Voice or TV traffic. People in the industry are calling this the "Bandwidth Explosion" and TV will become prevalent over the Internet. As bandwidth increases over the next few years, rich media will, no doubt, become an indispensable ingredient in e-business.

Taking into consideration the above-mentioned premises, BARCLAY ROAD has decided to launch a two-prong plan: First an Internet based Television portal called BARCLAY ROAD. This site is geared toward the increasing convergence of the Internet and Television, using the latest advances in Information Technology and the Internet. Second, sell and license the systems, which will allow other publishers to become like the broadcasters to enter the Internet market.

We believe that the Internet offers tremendous opportunities, especially to early entrants that are able to establish brand name, content, recognition and quality services.

MAIN OBJECTIVES

The main objective is to become the premier publisher of "new wave" publishing as we have outlined previously. To promote and market the BARCLAY ROAD brand name as a substitute or as a redundant service for the publishing and broadcasting industry. To become established as the catalyst for defining the convergence of the Internet and Television, to take full advantage of the Internet and the Digital Economy revolution.


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To develop and launch the most comprehensive, completely interactive and customizable publishing and television-related website as a backbone of our primary services and to promote and license the Barclay Road books, services and products.

The Employees

The Company currently has no full-time employees and no part-time employees, and it is not expected that there will be any significant changes in the number of employees during the next 12 months, or at least until the company raises sufficient funds to hire and equip staff.

The Products

We are considered a general consumer, boutique publishing company. Each book is focused on specific topics; these range from sales and motivation to hobby and how to books. The whole concept for the company is to provide the readers with a comprehensive view of basic and general reading materials, marketing theories and applications through real examples. The target readers for the company range from children to adult.

Based on the market position of each book, the marketing team identifies the sort of potential clients that are interested in them and offers them direct to the public and through all traditional book retailers.

Production Facilities and Equipment

The Company does not own any property in the USA or in other countries. A friend of the company at no cost has given us office space until we are able to raise capital at which time we will secure appropriate office space. All production will be done through contract printing, binding and production.

Distribution Channels

We are distributed, worldwide by Ingram Books and Baker-Taylor books. We will also sell direct to book retailers as well as Amazon.com.

In addition, the management has taken the bundle pricing approach to increase its readership for newly developed books.


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Competition

Both local and overseas publishers are in our space, but our very strong catalog will certainly put us head and shoulders above the rest.

Intellectual Property

The Company believes that its business is dependent in part on our ability to establish and maintain the copyright of the contents and the trademark titles of the products we publish. To this end, we have registered with www.copyright.com to both show our ownership of our books as well as making subsidiary rights available.

Research and Development

The Company currently does not engage in any research and development activities.

Business Development and Acquisition

Government Regulation

The publishing industry is an unregulated concern.

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Certain statements in this prospectus, which are not statements of historical fact, are what are known as "forward-looking statements," which are basically statements about the future. For that reason, these statements involve risk and uncertainty since no one can accurately predict the future. Words such as "plans," "intends," "hopes," "seeks," "anticipates," "expects," and the like, often identify such forward looking statements, but are not the only indication that a statement is a forward-looking statement. Such forward-looking statements include statements concerning our plans and objectives with respect to our present and future operations, and statements, which express or imply that such present and future operations will or may produce revenues, income or profits. In evaluating these forward-looking statements, you should consider various factors, including those described in this prospectus under the heading "Risk Factors" beginning on page 7. These and other factors may cause our actual results to differ materially from any forward- looking statement. We caution you not to place undue reliance on these forward-looking statements. Although we base these forward-looking statements on our expectations, assumptions, and projections about future events, actual events and results may differ materially, and our expectations, assumptions, and projections may prove to be inaccurate. The forward-looking statements speak only as of the date hereof, and we expressly disclaim any obligation to publicly release the results of any revisions to these forward-looking statements to reflect events or circumstances after the date of this filing.


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SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements:

Cash and Cash Equivalents. For purposes of the statements of cash flows, cash and cash equivalents includes cash on hand and demand deposits held by banks.

Trade Accounts Receivable. Trade accounts include an adjustment for those accounts that are uncollectible. An account is considered to be uncollectible when the payment of the account becomes questionable.

Revenue Recognition. In general, our Company recognizes revenue when persuasive evidence of an arrangement exists; delivery has occurred according to the sale terms, the seller's price to the buyer is fixed or determinable; and collectibility is reasonably assured.

Foreign Currency and Comprehensive Income. The financial statements are presented in United States (US) dollars.

Estimates. Actual results could differ from the estimates made in the financial statements.

Results of Operations

The company currently is not generating income or expenses.

Plan of Operation

The Company's plan of operations for the twelve months following the date of this report is to seek to strengthen the Company's market position by beginning to publish new magazine titles, and to seek to increase its advertising revenues from Sales and Marketing magazine through marketing and promotion activities.

The new publication titles the Company is planning to develop are yet to be determined. We are looking at one title to be published in 2008.

The Company does not anticipate any other significant financial commitments and/or financial changes in the next 12 months.

Liquidity and Capital Resources

As of December 31, 2006, the company has an asset balance of $231,000. The Company is expected to generate continuous profits and has no bank borrowing outstanding. Due to the nature of the Company's business, it does not require substantial amounts of plant and equipment. As a result, it has no plans to acquire or to sell any substantial amount of assets in the next 12 months.


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The Company's current cash on hand and continuing revenue from operations is sufficient to maintain operations at their current levels. However, in order to expand operations, management believes it will be necessary for the Company to raise additional capital either through sale of equity securities or through debt financing. Management intends to apply the net proceeds from this offering toward implementation of its expansion plans. Full implementation of the current expansion plans will require approximately $2,500,000 in additional capital.

Inflation

The Company's results of operations have not been affected by inflation and management does not expect that inflation risk would cause material impact on its operations in the future.

Currency Fluctuations

Currency fluctuation is not a concern.

Risk Factors

Dependence on Demand for Advertising

A substantial portion of the Company's revenue is derived from the sales of books. In the event of a future general economic downturn or a recession in the USA, the Company's book buyers may reduce their purchases. Any material decline in the demand for books would have a material adverse effect on the Company's business, financial condition and results of operations.

Competition

The publishing company faces competition from a number of other publishers. Both local and overseas publishers issue books related to our fields of genre, some of which may have substantially greater financial resources than the Company that may enhance their ability to compete in the publication of sales and marketing periodicals. In addition, the Company faces broad competition for audiences and advertising revenue from other media companies that produce magazines, newspapers and online content. Overall competitive factors include product positioning, editorial quality, circulation, and price and customer service. Competition for advertising dollars is primarily based on advertising rates, the nature and scope of readership, reader response to advertisers' products and services and the effectiveness of the sales team. If the Company is unable to compete successfully for advertisers and readers, the Company's business, financial condition and results of operations could be adversely affected.


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Effect of Increases in Paper and Postage Costs

Paper for the books we publish is a significant expense. Paper prices can be very volatile. Unexpected or significant increases in paper prices may have an adverse effect on the Company's future results of operations. No assurance can be given that the Company can recoup paper cost increases by passing them through to its advertisers and readers and, accordingly, such cost increases could have a material adverse effect on the Company's results of operations.

New Product Risks

The Company's success has depended largely on its ability to monitor the sales and marketing community in the USA and market trends, and to adapt the publishing industry and services to meeting the evolving information needs of existing and emerging target audiences. The Company's future success will depend in part on its ability to continue offering new publications and services that successfully gain market acceptance by addressing the needs of specific audience groups within the Company's target markets. The process of internally researching and developing, launching, gaining acceptance and establishing profitability for a new publication or service, is inherently risky and costly. New publications typically require several years and significant investment to achieve profitability. There can be no assurance that the Company's efforts to introduce new or assimilate acquired publications or services will be successful or profitable. Costs related to the development of new publications are expensed as incurred and, accordingly, the number may adversely affect the Company's profitability from year to year and timing of new product launches.

The Company is dependent on key personnel

The Company is dependent on the chief editor of the company. The chief editor, Barb Leonard is an accomplished writer and artist. She has a degree in English from York University Double Major Psych and English 1987. The success of the company is heavily dependent on her continued involvement with the Company. The company also has resources with the CEO Herbert L. Becker who is both an accomplished author and businessman.

Item 3. DESCRIPTION OF PROPERTY.

The Company does not own any real property.

Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth, as of the date of this registration statement, the stock ownership of each executive officer and director of the Company, of all executive officers and directors of the Company, as a group, and of each person known by the Company to be a beneficial owner of 5% or more of its Common Stock. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares. No person listed below has any options, warrants or other rights to acquire additional securities of the Company except as may be otherwise noted.


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Name and Address Number of Shares
Beneficially Owned Percent of
Class

Herbert L. Becker
5005 Jean Talon Blvd. Suite 200
Montreal, Quebec Canada
200,000,000 47.23%

All officers and directors as a group (1 in number) 200,000,000 47.23%

Item 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The directors and executive officers currently serving the Company are as follows:

Herbert L. Becker is the only officer and director at this time.

Name Age Position

Herbert L. Becker 50 President, Chief Executive Officer and Director

Biographical Information

HERBERT LAWRENCE BECKER, DIRECTOR, PRESIDENT AND TREASURER

Address: 5340 Bellaire Ave. North Hollywood, CA 91607

Employment History:

2005-2006 Magicweb, Inc.
Responsibilities - President and Treasurer
2004-2005 HEE Corporation - CEO and Chairman of the Board.
Responsibilities - Executive management
2003-2004 La Curacao - Director
Responsibilities - Executive management/merchandising
2002-2003 Global Services - CFO/COO Responsibilities - Executive management - finance and investment
1995-2004 Consulting Services for: Magnum d'Or Resources, Inc. Toronto, ON;

Who's Who of the World, United States, Canada, Entertainment and Business Nobel Prize Laurels candidate


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Item 6.  EXECUTIVE COMPENSATION.

No officers or directors of the Company received cash compensation for services to the Company from the date of inception through December 31, 2006. Although there is no current compensation plan, it is possible that, as the Company's business develops, it may adopt a plan to pay its directors and/or officers' compensation for services rendered to implement its business plan. The Company's directors and officers are not currently subject to any service or employment contract with the Company. The Company has no stock option plan, retirement scheme, incentive programs, pension or profit sharing programs for the benefit of our director and officers; however, the board of directors may adopt one or more of these programs in the future.

Item 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

None.

Item 8.  DESCRIPTION OF SECURITIES.

The authorized capital stock of the Company is unlimited at no par value. As of November 22, 2006 422,500,000 common shares were issued and outstanding. No other class of securities is authorized, issued or outstanding.

PART II

Item 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

Our common stock is quoted on the pink sheets under the symbol BCYR. Trading in our common stock has been limited and sporadic.

Dividends

We presently intend to retain future earnings, if any, to provide funds for use in the operation and expansion of our business. Accordingly, we have not declared or paid any dividends to our common shareholders and do not presently intend to do so. Any future decision whether to pay dividends will depend on our financial condition and any other factors that our Board of Directors deem relevant.

Item 2.  LEGAL PROCEEDINGS.

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

Item 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

On October 31, 2006, we retained Charles G. Neuhaus, CA as our initial independent auditors.


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Item 4.  RECENT SALES OF UNREGISTERED SECURITIES.

None

Item 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The articles of incorporation generally limit the personal liability of directors for monetary damages for any act or omission in their capacities as directors to the fullest extent permitted by law. In addition, our bylaws provide that the Company shall indemnify and advance or reimburse reasonable expenses incurred by, directors, officers, employees, or agents of the Company, to the fullest extent that a Company may grant indemnification to a director under Wyoming Corporate Law, and may indemnify such persons to such further extent as permitted by law.

PART F/S

The following financial statements are included herewith: None

The unaudited consolidated financial statements for Barclay Road, Inc. as of November 1, 2006, including the balance sheet, statements of operations and comprehensive income and statements of cash flows.

PART III

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Barclay Road, Inc.

By: /s/ Herbert L. Becker
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Herbert L. Becker
Chief Executive Officer


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